                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                              Hsinchu Science Park,
                                     Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   X                           Form 40-F
                  -----                                   -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes                                     No   X
            -----                                  -----

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: April 23, 2004             By /s/ Lora Ho
                                    ----------------------------------
                                     Lora Ho
                                     Vice President & Chief Financial Officer

            Judge Allows TSMC to File Trade Secret Case against SMIC
                               in the State Courts

Hsinchu, Taiwan, April 23, 2004 - In rendering the ruling on April 21st to dismiss TSMC's trade secret claims against SMIC, the judge for the U.S. District Court for the Northern District of California did not address the merits of TSMC's complaint. Instead, the judge found that because the trade secret claims "substantially predominate[d] over the patent claims" they are more appropriately to be heard by the state courts and not the federal courts.

Believing in the strength of its case, TSMC will continue vigorously to pursue its remedies for trade secret theft. TSMC also will continue to litigate strongly its Federal claims, including patent infringement, in the U.S. District Court.

                                    #   #   #




TSMC Spokesperson:

Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

For further information, please contact:

Mr. J.H. Tzeng                Mr. Jesse Chou                 Mr. Richard Chung
PR Department Manager, TSMC   Public Affairs Manager, TSMC   PR Principal Specialist, TSMC
Tel: 886-3-666-5028 (O)       Tel: 886-3-666-5029 (O)        Tel: 886-3-666-5038 (O)
     886-928-882-607(Mobile)       886-932-113-258(Mobile)        886-911-258-751(Mobile)
Fax: 886-3-567-0121           Fax: 03-5670121                Fax: 03-5670121
E-mail: jhtzeng@tsmc.com      E-Mail: jhchoua@tsmc.com       E-Mail: cychung@tsmc.com
        ----------------              ----------------               ----------------